Exhibit 15.6

DeGolyer and MacNaughton

5001 Spring Valley Road
Suite 800 East

Dallas, Texas 75244

February 28, 2015

CNOOC Limited
c/o Nexen Energy ULC
801-7th Avenue S.W
Calgary, AB
T2P 3P7

Re: DeGolyer and MacNaughton - Report of Third Party for certain United Kingdom, Nigerian, and Canadian Shale Gas properties owned by CNOOC Limited

Gentlemen:

Pursuant to your request, we have conducted an independent reserves audit of CNOOC Limited’s (CNOOC) proved oil, condensate, natural gas liquids (NGL), and natural gas reserves, as of December 31, 2014, for certain fields owned by CNOOC and managed by its wholly owned subsidiary, Nexen Energy ULC (Nexen), in the United Kingdom, Nigeria, and Canada as shown in Table 1. This audit was completed on February 28, 2015. CNOOC has represented that these properties account for 5 percent of its total proved reserves in its United Kingdom, Nigeria, and Canadian shale gas properties on an equivalent barrel basis as of December 31, 2014, and that its reserves estimates have been prepared in accordance with the United States Securities and Exchange Commission (SEC) definitions. We have reviewed information provided to us by Nexen on behalf of CNOOC that it represents to be its estimates of the reserves, as of December 31, 2014, for the same properties as those which we audited. This report was prepared in accordance with guidelines specified in Item 1202(a)(8) of Regulation S-K and is to be used for inclusion in certain filings of the SEC.

Reserves included herein are expressed as reserves as represented by CNOOC. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2014. Working interest reserves are defined as that portion of the gross reserves attributable to the interests owned by

DeGolyer and MacNaughton

CNOOC after deducting all interests owned by others. Net reserves are defined as working interest reserves after deductions for royalties.

Estimates of oil, condensate, and NGL (collectively Liquids), and natural gas should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this audit were obtained from reviews with Nexen personnel, Nexen files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Nexen with respect to property interests, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. Furthermore, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

The process of estimating reserves requires complex judgments and decision-making based on available geological, geophysical, engineering, and economic data. To estimate the economically recoverable oil and natural gas reserves and related future net cash flows, we consider many factors and make assumptions including:

●	Expected reservoir characteristics based on geological, geophysical, and engineering assessments.

●	Future production rates based on historical performance and expected future operating and investment activities.

●	Future oil and gas prices and quality differentials.

●	Assumed effects of regulation by governmental agencies. Future development and operating costs.

●	Future development and operating costs.

DeGolyer and MacNaughton

Estimates of reserves were prepared by the use of appropriate geologic, and evaluation principles and techniques that are in accordance with practices generally accepted by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production decline curves, pressure transient analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on professional judgment and experience.

Discovered oil and natural gas reserves are generally only produced when they are economically recoverable. As such, oil and gas prices, and capital and operating costs have an impact on whether reserves will ultimately be produced. As required by SEC rules, reserves represent the quantities that are expected to be economically recoverable using existing prices and costs. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

Generally, operations are subject to various levels of government controls and regulations. These laws and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment, that are subject to change from time to time. Current legislation is generally a matter of public record, and additional legislation or amendments that will affect reserves or when any such proposals, if enacted, might become effective generally cannot be predicted. Changes in government regulations could affect reserves or related economics. In the regions that are currently being audited we believe existing regulations have been applied appropriately.

Reserves estimates in this report are based upon 2014 first-day-of-the month fiscal average pricing using benchmark pricing. For the United Kingdom, the 2014 oil price is based upon Brent benchmark of U.S.$101.27 per barrel, while the gas price is based upon National Balancing Point benchmark of U.K.£ 0.51 per therm. For Nigeria, the oil price is based upon the Brent benchmark of U.S.$101.27 per barrel. For Canada, the shale gas price is based upon the AECO benchmark of CDN$4.38 per gigajoule. Specific pricing for each field was adjusted for historical quality and transportation costs. The resulting adjusted price is referred to as the “realized price.” For total proved reserves, the estimated realized prices were

DeGolyer and MacNaughton

U.S.$100.78 per barrel and U.S.$7.04 per thousand cubic feet of gas for the United Kingdom, U.S.$98.98 per barrel of oil for Nigeria, and U.S.$4.01 per thousand cubic feet of gas for Canadian shale gas based upon a volume weighted average of the properties evaluated.

Certain properties in which CNOOC has an interest are subject to the terms of various profit sharing or joint operating agreements. The terms of these agreements generally allow for working interest participants to be reimbursed for portions of capital costs and operating expenses and to share in the profits. The reimbursements and profit proceeds are converted to a barrel of oil equivalent or standard cubic foot of gas equivalent by dividing by product prices to determine the “entitlement quantities.” These entitlement quantities are equivalent in principle to net reserves and are used to calculate an equivalent net share, termed an “entitlement interest.” In this report, CNOOC reserves or interest for certain properties subject to these agreements is the entitlement based on CNOOC’s working interest.

CNOOC Estimates

Nexen on behalf of CNOOC has represented that its estimated proved reserves attributable to the audited properties are based on SEC definitions. CNOOC represents that its estimates of the reserves attributable to these properties representing 5 percent of its total company proved reserves on an equivalent basis are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

CNOOC’s Estimate of Reserves as of December 31, 2014 Select United Kingdom, Nigerian, and Canadian Fields Working Interest Reserves (after royalties) – Net Reserves

Audited by DeGolyer and MacNaughton
		Natural	Oil
CNOOC Reserves	Liquids	Gas	Equivalent
	(Mbbl)	(MMcf)	(Mboe)
Proved	165,546	250,539	207,303

Note:	Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent based on an energy equivalent basis.

DeGolyer and MacNaughton

Reserves Audit Opinion

In our opinion, the assumptions, data, methods, and procedures used in connection with the preparation of the report are appropriate for the purpose served by this report.

In our opinion, the information relating to estimated proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (5), (8) of Regulation S–K of the Securities and Exchange Commission; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

We have examined the assumptions, data, methods, procedures and proved reserves estimates prepared by Nexen on behalf of CNOOC. In our opinion, the proved reserves for the reviewed properties as estimated by CNOOC are, in aggregate, on the basis of equivalent barrels, reasonable because when compared to our estimates, or if we were to perform our own detailed estimates, reflect a difference of not more than plus or minus 10 percent.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2014, estimated oil and gas reserves.

DeGolyer and MacNaughton

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in CNOOC. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Nexen on behalf of CNOOC.

Submitted, /s/ Lloyd W. Cade DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716

CC:	Mr. Craig Beattie, VP – Development Excellence Mr. David Richardson, P. Eng., Canadian Oil and Gas, Division Reserves Manager Deloitte & Touche LLP, Attn: Huili Li

/s/ Lloyd W. Cade
[Seal]	Lloyd W. Cade, P.E. Senior Vice President DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Lloyd W. Cade Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.
That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to CNOOC dated February 28, 2015, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.
That I attended Kansas State University, and that I graduated with a Bachelor of Science degree in Mechanical Engineering in the year 1982; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers; and that I have in excess of 32 years of experience in oil and gas reservoir studies and reserves evaluations.

SIGNED: February 28, 2015

/s/ Lloyd W. Cade
[Seal]	Lloyd W. Cade, P.E. Senior Vice President DeGolyer and MacNaughton

DeGolyer and MacNaughton

TABLE 1 CNOOC FIELDS AUDITED by DeGOLYER and MacNAUGHTON as of DECEMBER 31, 2014

Properties	Fields
United Kingdom	Buzzard
Golden Eagle Area (Including Peregrine and Solitaire)
Rochelle
Scott
Telford
Nigeria	Usan (Block OML-138)
Canada	Dilly Creek